UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CAPITAL PRODUCT PARTNERS L.P.
3 IASSONOS STR.
18 537 PIRAEUS
GREECE

______________________

SUPPLEMENT TO
PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JULY 22, 2010
________________________

SUPPLEMENT TO INFORMATION CONCERNING SOLICITATION AND VOTING DATED JUNE 21, 2010

The following supplements the proxy statement dated June 21, 2010 (the “Proxy Statement”) for the annual meeting of limited partners (the “Limited Partners”) of Capital Product Partners, L.P., a Marshall Islands limited partnership (the “Company”), to be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2010, at 11:30 a.m., or at any adjournment or postponement thereof (the “Meeting”).

The Section of the Proxy Statement dated June 21, 2010 captioned “Voting Rights and Outstanding Shares” is amended and restated in its entirety as follows:

***

VOTING RIGHTS AND OUTSTANDING SHARES

On June 18, 2010 (the “Record Date”), the Company had outstanding 31,098,729 Common Units, 634,667 general partner units and no subordinated units.

Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit. Any Common Units owned by Capital Maritime & Trading Corp., an affiliate of our general partner, have the same rights as the Company’s other outstanding Common Units. As of May 31, 2010, Capital Maritime & Trading Corp. owns 36.35% of our Common Units.

One or more Limited Partners holding at least a majority of the total voting rights of the Company represented in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The Common Units are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CPLP”.

***

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. If you have already given a proxy and wish to change your voting instructions before your proxy is voted at the Meeting, including as a result of the information provided in this supplement to the Proxy Statement, you have the right to revoke your proxy and submit a new proxy. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, at 3 Iassonos Str., 18 537 Piraeus, Greece a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

If you are a Limited Partner of record at the close of business on the Record Date and wish to be provided with a new proxy card for purposes of substituting a new proxy or if you lose, misplace your proxy card or otherwise need to obtain a new proxy card, please contact the Secretary at info@capitalpplp.com or on (+30) 210 458 4950.

SOLICITATION

            The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation on behalf of the board of directors of the Company will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Annual General Meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Company’s website at www.capitalpplp.com.

Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902 has been retained to assist in soliciting proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial
Officer of Capital GP L.L.C.

July 2, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: July 2, 2010